Securities Act File No. 333-290104

As filed with the Securities and Exchange Commission on January 9, 2026

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒

Pre-Effective Amendment No. ___

Post-Effective Amendment No. 1

LONGLEAF PARTNERS FUNDS TRUST

(Exact Name of Registrant as Specified in Charter)

c/o Southeastern Asset Management, Inc.

5100 Poplar Avenue, Suite 2450

Memphis, TN 38137

(Address of Principal Executive Offices)

(901) 761-2474

(Registrant’s Telephone Number)

Andrew R. McCarroll, Esq.

Southeastern Asset Mgmt., Inc.

5100 Poplar Avenue, Suite 2450

Memphis, TN 38137

(Name and Address of Agent for Service)

With a copy to:

Kent Barnes

Ultimus Fund Solutions, LLC

P.O. Box 46707

Cincinnati, OH 45246-0707

(312) 248-8010

It is proposed that this filing will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

No filing fee is required because the Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended, pursuant to which it has previously registered an indefinite number of shares.

EXPLANATORY NOTE

The Registrant hereby incorporates by reference the Proxy Statement/Prospectus and Statement of Additional Information filed as Parts A and B, respectively, to Registrant’s Registration Statement on Form N-14 (File No. 333-290104) that was filed with the Securities and Exchange Commission on November 28, 2025. The definitive versions of Parts A and B were filed with the SEC on December 5, 2025 pursuant to Rule 497 under the Securities Act of 1933, as amended. Capitalized terms not otherwise defined herein have the meanings ascribed to them in Parts A and B of the Registrant’s Registration Statement on Form N-14.

This Post-Effective Amendment is being made solely for the purpose of filing (i) the final and executed Agreement and Plan of Reorganization; (ii) the opinion of counsel regarding tax consequences of the reorganization of Longleaf Partners International Fund with and into Longleaf Partners Global Fund; and (iii) the Registrant’s Declaration of Trust amendment removing the Longleaf Partners International Fund as a series of the Registrant.

PART C.

OTHER INFORMATION

Item 15. Indemnification

Section 4.8 of the By-Laws of the Registrant provides as follows:

Indemnification of Trustees, Officers, Employees and Agents.

(a) The Trust shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Trust) by reason of the fact that he is or was a Trustee, officer, employee, or agent of the Trust. The indemnification shall be against expenses, including attorneys’ fees, judgements, fines, and amounts paid in settlement, actually and reasonably incurred by him in connection with the action, suit, or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Trust, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendre or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Trust, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

(b) The Trust shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or on behalf of the Trust to obtain a judgment or decree in its favor by reason of the fact that he is or was a Trustee, officer, employee, or agent of the Trust. The indemnification shall be against expenses, including attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Trust, except that no indemnification shall be made in respect of any claim, issue, or matter as to which the person has been adjudged to be liable for negligence or misconduct in the performance of his duty to the Trust, except to the extent that the court in which the action or suit was brought, or a court of equity in the county in which the Trust has its principal office, determines upon application that, despite the adjudication of liability but in view of all circumstances of the case, the person is fairly and reasonably entitled to indemnity for these expenses which the court shall deem proper, provided such Trustee, officer, employee or agent is not adjudged to be liable by reason of his willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits

(1) Articles of Incorporation. Registrant is a Massachusetts business trust. Re-Stated Declaration of Trust; incorporated by reference from Post-Effective Amendment No. 26, filed February 28, 2003; Amendment to Declaration of Trust: Removal of Fourth Series is filed herewith.

(2) Re-Stated By-Laws; incorporated by reference from Post-Effective Amendment No. 28, filed February 28, 2005.

(3) Not applicable.

(4) Agreement and Plan of Reorganization is filed herewith.

(5) Instruments Defining Rights of Security Holders. Stock Certificate; incorporated by reference from Post-Effective
Amendment No. 23, filed August 2, 2000.

(6)	(a) Investment Counsel Agreement, Longleaf Partners Fund and Longleaf Partners Small-Cap Fund, incorporated by reference from Post-Effective Amendment No. 21, filed February 26, 1999.
(b) Temporary Expense Limitation Agreement, Longleaf Partners Fund, incorporated by reference from Post-Effective Amendment No. 58, filed April 29, 2020.
(c) Investment Counsel Agreement, Longleaf Partners International Fund, incorporated by reference from Post-Effective Amendment No. 20, filed August 10, 1998.
(d) Addendum to Investment Counsel Agreement, Longleaf Partners International Fund, incorporated by reference from Post-Effective Amendment No. 27, filed February 27, 2004.
(e) Addendum to Investment Counsel Agreement, Longleaf Partners International Fund, incorporated by reference from Post-Effective Amendment No. 35, filed March 1, 2011.
(f) Addendum to Investment Counsel Agreement, Longleaf Partners International Fund, incorporated by reference from Post-Effective Amendment No. 58, filed April 29, 2020.
(g) Investment Counsel Agreement, Longleaf Partners Global Fund, incorporated by reference from Post-Effective Amendment No. 41, filed December 27, 2012.
(h) Addendum to Investment Counsel Agreement, Longleaf Partners Global Fund, incorporated by reference from Post-Effective Amendment No. 58, filed April 29, 2020.
(i) Addendum to Investment Counsel Agreement, Longleaf Partners Global Fund, incorporated by reference from Post-Effective Amendment No. 60, filed April 30, 2021.
(j) Addendum to Investment Counsel Agreement, Longleaf Partners, Longleaf Partners Small-Cap, Longleaf Partners International, and Longleaf Partners Global Funds, incorporated by reference from Post-Effective Amendment No. 64, filed April 28, 2025.
(k) Fee Cap Extension, Longleaf Partners Fund, incorporated by reference from Post-Effective Amendment No. 64, filed April 28, 2025.
(l) Fee Cap Extension, Longleaf Partners Small-Cap Fund, incorporated by reference from Post-Effective Amendment No. 64, filed April 28, 2025.

(7) Underwriting Contracts. Distribution Agreement between Longleaf Partners Funds Trust and ALPS Distributors, Inc.; incorporated by reference from Post-Effective Amendment No. 46, filed April 30, 2014.

(8) Not applicable

(9) Custodian Agreements. Custodian Agreement with State Street Bank and Trust Company; incorporated by reference from Post-Effective Amendment No. 21, filed February 26, 1999.

(a) Amendment to Custodian Agreement between Longleaf Partners Funds Trust and State Street Bank and Trust Company, incorporated by reference from Post-Effective Amendment No 64 filed April 28, 2025.

(10) Not applicable

(11) Legal Opinion and Consent of Dechert LLP filed November 28, 2025.

(12) Legal Opinion of Dechert LLP as to tax matters filed herewith.

(13)	(a) Fund Administration Agreement between Southeastern Asset Management, Inc. and Longleaf Partners Fund and Longleaf Partners Small-Cap Fund; incorporated by reference from Post-Effective Amendment No. 21, filed February 26, 1999.

(b). Fund Administration Agreement between Southeastern Asset Management, Inc. and Longleaf Partners International Fund; incorporated by reference from Post-Effective Amendment No. 20, filed August 10, 1998.

(c). Fund Administration Agreement between Southeastern Asset Management and Longleaf Partners Global Fund, incorporated by reference from Post-Effective Amendment No. 40, filed June 18, 2012.

(d).	Form of Shareholder Servicing Agent Agreement with National Financial Services Corp; incorporated by reference from Post-Effective Amendment No. 21, filed February 26, 1999.
(e).	Consulting Agreement between Longleaf Partners Funds Trust and Northern Lights Compliance Services, LLC; incorporated by reference from Post Effective Amendment No. 63, filed April 29. 2024.
(f).	Master Services Agreement between Longleaf Partners Funds Trust and Ultimus Fund Solutions, LLC, incorporated by reference from Post Effective Amendment No. 63, filed April 29. 2024.
(g).	Addendum to Fund Administration Agreements - Partners, Small-Cap, International and Global; incorporated by reference from Post Effective amendment No. 64 filed April 28, 2025.

(14)(1) Consent of Cohen & Company, Ltd. filed November 28, 2025.

(14)(2) Consent of Ernst & Young LLP filed November 28, 2025.

(15) Not applicable.

(16) Powers of Attorney filed September 8, 2025.

(17) Not applicable.

(18) Form of Proxy Card filed November 28, 2025.

Item 17. Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended (the “1933 Act”), the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Longleaf Partners Funds Trust, a Massachusetts business trust, certifies that it has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Memphis and State of Tennessee, on the 9th day of January, 2026.

LONGLEAF PARTNERS FUNDS TRUST

By	/s/ Ross Glotzbach
Ross Glotzbach Chief Executive Officer Southeastern Asset Management, Inc. Functioning as principal executive officer under agreements with Longleaf Partners Funds Trust and its separate series

By	/s/ Ryan S. Hocker

Ryan S. Hocker

Global Funds Treasurer

Southeastern Asset Management, Inc.

Functioning as principal financial and accounting officer under agreements with Longleaf Partners Funds Trust and its separate series

By	/s/ Andrew R. McCarroll
Andrew R. McCarroll General Counsel & Principal Southeastern Asset Management, Inc. Functioning as principal legal officer under agreements with Longleaf Partners Funds Trust and its separate series

SIGNATURES (Continued)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form N-14 has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date
INTERESTED TRUSTEES

/s/ O. Mason Hawkins* O. Mason Hawkins	Trustee	January 9, 2026

NON-INTERESTED TRUSTEES

/s/ Margaret H. Child* Margaret H. Child	Trustee	January 9, 2026

/s/ Sarah Jemison* Sarah Jemison	Trustee	January 9, 2026

/s/ Kent A. Misener* Kent A. Misener	Trustee	January 9, 2026

/s/ Perry C. Steger* Perry C. Steger	Chairman of the Board	January 9, 2026

* By:	/s/ Andrew R. McCarroll
Andrew R. McCarroll *Attorney-in-Fact pursuant to powers of attorney previously filed as Exhibit 16 to the Trust’s Registration Statement on Form N-14 on September 8, 2025. January 9, 2026

EXHIBIT INDEX

Exhibit	Exhibit No.
Amendment to Declaration of Trust	(1)
Agreement and Plan of Reorganization	(4)
Legal Opinion of Dechert LLP as to tax matters	(12)